QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2003.

The Toronto-Dominion Bank
(Translation of registrant's name into English)

P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐        Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK
DATE: September 2, 2003	By	/s/ NORIE C. CAMPBELL
	Name:	Norie C. Campbell
	Title:	Associate Vice President

The Toronto-Dominion Bank to delist its shares
from the London Stock Exchange

TORONTO, Tuesday, September 2, 2003/CNW/ — The Toronto-Dominion Bank (TSE, NYSE: TD) today announced that it has given written notice to the UK Listing Authority and London Stock Exchange to delist its common shares from that Exchange.

The decision to delist the common shares from the London Stock Exchange was based on the low trading volumes on that Exchange, which did not justify the costs and effort entailed with maintaining the listing. The common shares of the Bank will continue to be listed on the Toronto Stock Exchange, the New York Stock Exchange and the Tokyo Stock Exchange, which provide ongoing liquidity to TD shareholders.

About TD Bank Financial Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group (TDBFG). In Canada and around the world, TD Bank Financial Group serves more than 13 million customers in three key businesses: personal and commercial banking including TD Canada Trust; wealth management including the global operations of TD Waterhouse; and a leading wholesale bank, TD Securities, operating in a number of key financial centres around the globe. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$302 billion in assets as at July 31, 2003. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol 'TD.'

For more information, contact: Peter J. Aust, Vice President, Capital Finance (416) 982-8056.

QuickLinks

FORM 6-K SIGNATURES
The Toronto-Dominion Bank to delist its shares from the London Stock Exchange